May 22, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Original Follows By Mail

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
Response letter dated April 15, 2009
Your letter dated May 4, 2009
File No. 1-32468

Thank you for your letter of May 4, 2009.

We have reviewed your comment (the text of which is included below), consulted with our advisors, and provide the following response.

Form 20-F for the Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

1.       We note from your proposed revisions to your significant accounting policies contained in your response dated April 15, 2009 that “The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment””. Please tell us if you have considered the guidance in CICA Handbook Section 3051, and if true, why you believe your investment in the Gahcho Kué Project should not be accounted for in accordance with such guidance.  If necessary, please include any specific terms of your agreement with De Beers Canada Inc. you believe are relevant to determining the appropriate accounting treatment for your investment in the Gahcho Kué Project.  If you conclude the guidance provided in CICA Handbook Section 3051 is applicable to your investment, please modify to provide the disclosures required by such guidance.

Management’s Response:

In response to your comment, we did consider the guidance in CICA Handbook Section 3051.  We also considered the guidance of CICA Handbook Section 3061 and EIC 126 and EIC 174.

We believe the most appropriate accounting guidance for the Gahcho Kué Project - identified for simplicity as “Investment in Gahcho Kué Project” in our financial statements - is CICA Handbook Section 3061, “Property, Plant and Equipment” (“HB 3061”).  HB 3061 specifically allows for the capitalization of mining properties in paragraph .06 - “Mining properties are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves.”

The history of the Gahcho Kué Project and our relationship with De Beers Canada Inc. (“De Beers”) is that the Project was discovered by Mountain Province, and through various milestones, De Beers has been earning in a right to a share of the Project.  Providing funding and expertise, evidenced by agreements such as ours with De Beers, is a common mechanism for another party to obtain an interest in a property in the mining industry.

Specifically, for the right to receive a 51% interest (their current holding), with the signing of the 2002 agreement (and the preceding “Letter Agreement”), De Beers funded past exploration and agreed to fund all costs of the Project to production.  De Beers earns more interest in the Project at specific milestones - an additional 4% when they fund and deliver a Feasibility Study (taking them to 55%), and an additional 5% if the Project’s Management Committee approves the execution of the Development Work for the mine (taking them to 60%).  On the other hand, under various scenarios identified in the agreement but primarily if a feasibility study returns an IRR of at least 15% and De Beers does not proceed with the development of the mine, their interest is diluted back down to 30% and Mountain Province’s interest increases to 70%.

In addition, for further clarification, we will amend the wording of our asset from “Investment in Gahcho Kué Project“ to “Interest in Gahcho Kué Project”.

*****

We appreciate the Commission’s comment with respect to our Form 20-F for the year ended March 31, 2008.   Please let us know if you have any further comments once you have reviewed our response above.

Yours truly,

/s/ Jennifer Dawson

Jennifer Dawson
Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO